Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31
	2007		2006		2005	2004		2003
			(Dollars in thousands, except ratios)

Earnings:
Pretax income (loss) excluding income or loss from equity investments	$156,210		$264,261		$6,864	$105,435		$(34,444)
Adjustments:
Fixed charges	100,071		84,678		82,104	66,614		53,067
Distributed income from equity investments	1,672		—		—	17,678		49,686
Capitalized interest, net of amortization	(16,849)		(14,578)		(4,248)	(162)		—
Arch Western Resources, LLC dividends on preferred membership interest	(85)		(96)		(96)	(96)		(95)

Total earnings	$241,019		$334,265		$84,624	$189,469		$68,214

Fixed charges:
Interest expense	$74,865		$64,364		$72,409	$62,634		$50,133
Capitalized interest	17,967		14,807		4,248	162		—
Arch Western Resources, LLC dividends on preferred membership interest	85		96		96	96		95
Portions of rent which represent an interest factor	7,154		5,411		5,351	3,722		2,839

Total fixed charges	$100,071		$84,678		$82,104	$66,614		$53,067
Preference dividends	219		378		15,579	7,187		6,589

Total fixed charges and preference dividends	$100,290		$85,056		$97,683	$73,801		$59,656

Ratio of earnings to fixed charges and preference dividends	2.40	x	3.93	x	(a )	2.57	x	1.14	x

(a)	Combined fixed charges and preference dividends exceeded earnings by $13.1 million for the year ended December 31, 2005.